FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of January, 2005
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

President's Message January 2005

The year 2004 was a remarkable one for Crystallex in terms of the number of critical milestones achieved by the Company on its path to put Las Cristinas into production during 2006, the much anticipated event that will transform Crystallex into a significant intermediate gold producer.

The Company advanced Las Cristinas on several critical technical fronts during the year:

o	We secured the CVG approval of the Las Cristinas Feasibility Study
	(March 2004)

o	We awarded the Engineering, Procurement and Construction Management
	(EPCM) contract to SNC Lavalin (March 2004)

o	We completed and submitted the Environmental Impact Assessment which
	launched our final permitting process (April 2004)

o	We confirmed our first and prerequisite permit, the Land Occupation
	Permit (August 2004)

o	We increased our Las Cristinas gold reserves by 25% to 12.8 million
	ounces as a result of our successful infill drill program
	(November 2004)

In preparation for development and operation of the project, the Company continued to strengthen its operational management team. We identified the Las Cristinas General Manager, and hired critical operations department heads, the Manager - Mining, Manager - Processing, Superintendent - Mine Maintenance, Superintendent - Electrical and Instrumentation and Environmental Superintendent. The department heads have been incorporated in the Las Cristinas design team at SNC Lavalin's offices in Toronto as we seek to pre-emptively address a critical risk area often encountered by emerging producers, namely the transition from designing and building a project to its successful operation. Crystallex has invested considerable effort to ensure appropriate input at the design stage from experienced operators who will subsequently be responsible for managing the operation.

In August 2004 (Crystallex News Release dated 17th of August, 2004) we released the Capital Cost Control Budget prepared for the Las Cristinas project by SNC Lavalin. The successful conclusion of the Control Budget review represents one more critical risk area successfully negotiated by Crystallex as it concluded the transition from feasibility study capital cost estimate to a detailed Capital Cost Control Budget. During the past year the industry has witnessed several companies reporting dramatic capital cost increases during this transition. The Control Budget process not only restricted non-discretionary cost increases to 4.9 %, but it also provided us with the opportunity to improve the project materially by reducing total cash operating costs, thereby increasing the project's already robust rate of return, and by optimizing the expandability of the project to 40,000 tonnes per day. To date, a significant amount of preparatory work for the development of Las Cristinas has already been done, including the commitment of over US$80 million in equipment orders and contracts. The refurbishment of the construction camp and related facilities has been completed, and the Company is well positioned to continue construction and commissioning of the Las Cristinas project aggressively once the final environmental permit is awarded.

Ken Thomas and his Las Cristinas project team comprising Ron Colquhoun, John Binns, Barney Burke, Ernesto Lima and Humberto Cruz, as well as the SNC Lavalin EPCM team lead by Wayne Boyd, must be commended for the excellent job they have done in advancing the company's critical project during the year.

On the exploration front at Las Cristinas, we completed an 18-hole (7,120 meters) in-fill drill program costing some US$ 750,000 which targeted inferred resources The objective of this program was to upgrade the inferred resources targeted to measured and indicated resources in order to convert them into proven and probable reserves. We are very pleased with the results. On November 9, 2004, Crystallex announced the addition of approximately 2.6 million ounces in reserves at Las Cristinas thereby increasing the total reserve base to 12.8 million ounces. We believe that this makes Las Cristinas one of the largest undeveloped gold deposits in the world, and one of the best opportunities in the industry to create substantial shareholder value. I am delighted to confirm that the deposit still retains considerable growth potential as the ore body remains open at depth as well as in certain areas at surface. We commenced a follow-up drill program at Las Cristinas in early 2005, once again targeting resources that we hope to upgrade to additional reserves. The success of last year's drilling program drilling reflects great credit on Dr. Luca Riccio, the company's Vice President of Exploration for many years, who passed the baton on to Dr. Richard Spencer, the company's new Vice President of Exploration, in October 2004. I am very happy that Luca has become a consulting geologist to Crystallex which ensures our continued access to his valuable experience and expertise.
I am very pleased to welcome Richard to the Crystallex team and am excited at the company's ability to attract such a talented and experienced individual fresh from his major success at IAMGOLD in discovering and advancing the Quimsacocha deposit in Ecuador, which may prove to be one of the most exciting discoveries made this decade.

At our other mining properties, we continue to build on the progress made in 2004. We're still in the process of turning the Tomi and surrounding El Callao operations around. They have gone through a difficult period in the last few years. Prior to our successful financings in the latter half of 2003 and early 2004, there had been capital rationing as well as significant metallurgical challenges at La Victoria. When I joined the Company in 2003, one of the things that we immediately focused on was securing the necessary financing which not only insured that the Las Cristinas deposit would be kept firmly on the fast track, but also insured that we'd be able to rejuvenate our operations in the El Callao district of Bolivar
State. We've seen production on an annualized basis go from a low of some 15,000 to 20,000 ounces during the first half of 2003 to an annual output approaching 50,000 ounces. We've seen costs come down from over US$450 per ounce at their worst levels to about US$330, even while we catch up on stripping and development that had been deferred in previous years. As we go forward into 2005, we expect to see further optimization of the El Callao operations.

The development of the Albino underground mine commenced in the summer of 2004 and continues to move forward on schedule with production targeted to commence in the fourth quarter of 2005. At full production, Albino is expected to produce about 20,000 ounces a year at cash costs below $200 per ounce.

I would like to compliment Ken Thomas and his operating team led by Dr. Sadek El-Alfy, VP: Operations, and Guillermo Adrian, General
Manager: El Callao Operations, for their excellent work in turning the El Callao operations around and for the good start that has been made at Albino.

On the crucial financial front, the Company undertook a series of transformational financing initiatives aimed at strengthening its balance sheet and improving its operating performance. In April 2004, the Corporation concluded a US$82 million equity financing, and in December 2004, the Company successfully completed a US$100 million unit financing ear-marked for the advancement of Las Cristinas. The equity financing was completed without the use of warrants, evidencing your Company's rapidly improving status growing acceptance in the equity markets. The creative December unit debt financing was particularly noteworthy in that it raised critical capital with minimum dilution to shareholders, reflecting Crystallex's focus on shareholder value. Our outstanding and innovative financing performance in 2004 reflects real credit on our CFO, Borden Rosiak, and his team led by Dan Hamilton, VP:
Controller, of Dan Ross, EVP: Regulatory Affairs and Corporate Counsel, and of the leaders and members of our financing syndicates.

During 2004, Crystallex made further progress towards its goal of becoming a hedge-free company. We reduced the outstanding hedge exposure during 2004 by approximately 186,000 ounces. At year end, the Company's hedge book had declined to just over 164,000 ounces compared to the level of 350,000 ounces at the beginning of the year. In January 2005, we reduced the hedge position by a further 51,000 ounces and we intend to continue settling positions in 2005, through both allocation of production and the opportunistic purchase of gold.

We are very proud of our relationship with our contractual partner in Venezuela, the Corporacion Venezolana de Guayana ("CVG"). During 2004, we continued to work closely with the CVG in the permitting process and in advancing high profile social programs in the Las Cristinas area communities. We were very excited to see our efforts relating to the social investment programs at Las Cristinas formally recognized by the Sifontes Municipality and Bolivar State in 2004, when Crystallex and the Las Cristinas project, were awarded the "Orden General Domingo Sifontes - Primera Clase" (Order of General Domingo Sifontes - First Class). This prestigious award is the highest decoration bestowed by the Municipality, and recognizes outstanding contribution to the region and its residents. 2004 marked the first time that public companies were recipients of this award, and only two companies, Crystallex and Minera Hecla were recognized for their outstanding contributions to local communities. The other recipients included, inter alia, the Governor of Bolivar State, the Archbishop, the Dean of the University and the Army's Chief in Command.

We also worked closely with our partner and the Ministry of Energy and Mines ("MEM") in 2004 to support their initiatives to organize local miners into legal co-operatives and provide them with training and technology. Where possible, our Las Cristinas development plans include integrating artisinal miners into our job training programs. Our mine operating agreement allows previously mined tailings to be exploited by these licensed artisinal miners. Illegal mining at Las Cristinas has been all but eliminated. Once heavy construction commences, coupled with the Government's initiative for promoting legal artisinal mining complemented by its program to crack down on illegal mining, we expect that the transition from illegal "wildcat" mining to commercial mining will be completed at Las Cristinas. This has been the experience at all other gold mines placed into commercial production throughout the Guyana shield in Venezuela, Guyana, Suriname and in the Carajas basin of Brazil.

Early in the first quarter of 2005, the Venezuelan government announced changes in the mining sector which we believe will be very constructive for the mining sector in general and for CVG related mining projects, like Las Cristinas, in particular. The Government announced the creation of a new ministry, the Ministry of Basic Industries & Mining ("MBIM"). Victor Alvarez, the new President of CVG, was also appointed as the new Minister of MBIM. We view these developments as very positive for Crystallex and Las Cristinas since the consolidation of the posts of Minister of MBIM and President of CVG will radically enhance the profile of mining and CVG projects in the Venezuelan Cabinet. The new Minister will also be a member of the Government's Economic
Cabinet.

Additionally, Jaqueline Farias has been appointed the new Minister at MARN. She is an engineer and for the last four years has successfully run HidroCapital, a major water services and distribution company, in Caracas. It is believed that Minister Farias, with her strong technical background and business experience, will have a positive impact on MARN and its permitting mandate.

Our final permitting process for Las Cristinas is at a very advanced level. The confirmation of the prerequisite "Land Use Permit" (Crystallex News Release dated 4th August, 2004), reflects the building momentum for permitting of the Las Cristinas project.
Based on guidance from the CVG we believe we should be through the process in the near term. With the recent US$100 million debt financing and our ongoing relationship with our Project Finance Advisor, BNP Paribas, we are able to commence the construction of the Las Cristinas project the moment the final permit is awarded.

We are committed to building a Company that offers current and potential shareholders an unparalleled growth profile in earnings, cash flow and gold production. We believe that on current comparative measures, Crystallex is undervalued compared to its peer group. The good news is that our Venezuelan assets possess still further growth potential.

We believe that the market has started to recognize that Crystallex is a much stronger company today than it was at the beginning of the 2004. Research analysts and fund managers have taken note of our progress and performance as demonstrated by the increasing number of institutional shareholders, increased analyst coverage and positive share performance in 2004. We clearly intend to increase momentum further throughout 2005 and the exciting years ahead.

I, and the rest the management team, would also like to express our appreciation for the support provided by the Board for all the initiatives implemented in terms of corporate governance, financing, staffing etc that we have undertaken to achieve the objective set by the Board to reposition Crystallex as a substantial intermediate gold producer.Our commitment to increase investor confidence and shareholder value through performance remains at the highest level. We are truly appreciative of your support.

Todd Bruce

Crystallex President and CEO.

			*	*	*

NOTE: This letter contains certain forward looking statements and information regarding Crystallex's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. When used in this release, the words "anticipate," "believe," "intend," "estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward looking. Forward-looking statements, which appear in this release, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, whether financial or otherwise, may vary materially from those described on this release. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf as disclosed in this release or elsewhere.

Cautionary Note to Investors - We use certain terms in this letter, such as "resource," "measured resource", "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   January 28, 2005     		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature